Exhibit 99.2

UTStarcom Holdings Corp. Third Quarter 2013 Results NASDAQ: UTSI November 2013 Mr. William Wong, CEO Mr. Robert Pu, CFO 1

Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its strategic initiatives and business outlook. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, successfully operate and grow its services business, execute its business plan and manage regulatory matters, as well as the risk factors identified in the Company’s latest Annual Report on Form 20-F, and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and the conduct of its business is exposed to additional risks as a result. 2

3 Earnings Call Agenda Update on Operating Progress Overview of Third Quarter 2013 Results 1 Withdrawal of Non-Binding Going Private Proposal 2 3 Company Outlook 4 Summary of Key Highlights 5

Update on Operating Progress 4

A Summary of Operating Progress 5 Continued our transition into a provider of advanced media services. Reasserted the strength of our core broadband business Achieved several important financial milestones Net sales increased incrementally Continued reducing operating expenses Generated positive operating cash flow for the quarter and year to date Generated positive operating income

Implementation of Our New Strategy 6 Took several decisive steps to the new strategy into practice put practice. Disposed non - core business lines. Redeployed capital to support higher return opportunities. Established a base of subscribers to value - added services. Our results reflect the new strategic plan that we put into place last year to accelerate UTStarcom’s transition to a higher growth and more profitable business.

Broadband Business 7 Continued to streamline the broadband business into a producer of specialized, niche products. Built out product lines expanding our portfolio. Launched new and innovative extensions to our PTN product line and network management system. Demonstrated our commitment to the “simple network, simple operation” philosophy to help customers meet increasingly sophisticated needs. Won large local incumbent service providers in Taiwan, Indonesia and Brazil.

8 iTV Media Continued to flourish in the first commercial launch of its flagship product, through a strategic partnership with national telecommunications provider, TOT. The number of subscribers of iTV Media’s offering in Thailand rose by a dramatic 50% in the quarter, reaching 90,000. iTV Media

9 Withdrawal of Non - Binding Going Private Proposal

10 The consortium has decided not to pursue its intention to take UTStarcom private, and has delivered notice to this effect to the Special Committee in early November. This was a decision that the buyer consortium took on its own and in consultation with its own advisors. The due diligence process was run very effectively and was not a factor in the consortium’s decision to withdraw its proposal. This outcome should not be seen as a reflection on the prospects for UTStarcom or the strategy that we are pursuing. Management and Board of Directors will consider a broad range of options for capital allocation and strategic investments to increase shareholder value value.

Overview of Third Quarter 2013 Results 11

12 Summary Overview Non-GAAP Key Financial Highlights Revenue for both the third quarter and the first nine months increased incrementally on a year - over - year basis. Continued efforts to benefit from aggressive and focused cost reduction efforts, as demonstrated by the very significant decrease in Opex year to date. Generated positive operating cash flow and improvement on the bottom line in the third quarter date and year to date. Continued to maintain a strong balance sheet with cash of approximately $120.4 million with no debt. Gross profit and gross margin decreased from 2012 levels due to Japanese Yen’s depreciation; The Company has taken certain measures to mitigate the impact.

Non-GAAP Total Revenue Non-GAAP total revenues for the third quarter of 2013 were $40.9 million, an increase of 10.5% from $37.0 million for the corresponding period of 2012. Non-GAAP total revenues for the first nine months ended September 30, 2013 were $125.0 million, an increase of 7.5% from $116.3 million for the corresponding period of 2012. US$(in millions) 13 116.3 125.0 0 10 20 30 40 50 60 70 80 90 100 9 Mons 2012 9 Mons 2013 US$(in millions)

Non-GAAP Gross Profit Non-GAAP gross profit was $11.8 million for the third quarter of 2013, compared to $12.7 million for the corresponding period of 2012. Non-GAAP gross profit was $33.1 million for the first nine months ended September 30, 2013, compared to $40.7 million for the corresponding period of 2012. US$(in millions) US$(in millions) 14 12.7 11.8 - 5 10 15 20 25 Q3 2012 Q3 2013 40.7 33.1 - 5 10 15 20 25 30 35 40 45 9 Mons 2012 9 Mons 2013

Non-GAAP Gross Margin Non-GAAP gross margin was 28.9% for the third quarter of 2013, compared to 34.4% for the corresponding period of 2012. Non-GAAP gross margin was 26.4% for the first nine months ended September 30, 2013, compared to 35.0% for the corresponding period in 2012. 15 34.4% 28.9% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% Q3 2012 Q3 2013 35.0% 26.4% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% 9 Mons 2012 9 Mons 2013

US$ (in millions) Non-GAAP Operating Expenses US$ (in millions) 16 Non-GAAP operating expenses were $11.6 million for the third quarter of 2013, a decrease of 38.3% year-over-year, from $18.9 million for the corresponding period of 2012. Non-GAAP operating expenses were $37.9 million for the first nine months ended September 30, 2013, a decrease of 27.1% year-over-year, from $51.9 million for the corresponding period of 2012. 18.9 11.6 0 5 10 15 20 Q3 2012 Q3 2013 51.9 37.9 0 5 10 15 20 25 30 35 40 9 Mons 2012 9 Mons 2013

Non-GAAP Operating Income US$ (in millions) 17 US$ (in millions) Non-GAAP operating income was $0.2 million for the third quarter of 2013, compared to operating loss of $6.1 million for the corresponding period of 2012. Non-GAAP operating loss was $4.8 million for the nine months ended September 30, 2013, compared to operating loss of $11.2 million operating loss for the corresponding period of 2012. -6.1 0.2 -8 -6 -4 -2 0 2 4 6 8 Q3 2012 Q3 2013 -11.2 -4.8 -12 -8 -4 0 4 8 12 9 Mons 2012 9 Mons 2013

Non-GAAP net income US$ (in millions) 18 US$ (in millions) Non-GAAP net income was $0.4 million for the third quarter of 2013, compared to net loss of $0.2 million for the corresponding period of 2012. Non-GAAP net loss was $6.7 million for the nine months ended September 30, 2013, compared to net loss of $9.6 million for the corresponding period of 2012. - .2 0.4 -4 -3 -2 - 1 0 1 2 3 4 Q3 2012 Q3 2013 -9.6 -6.7 -10 -8 -6 -4 -2 0 2 4 6 8 10 9 Mons 2012 9 Mons 2013

 Cash balance of $120.4 million in cash, cash equivalents and short-term investment. Quarterly non-GAAP cash generated from operating activities was $3.7 million. Cash used by investing activities was approximately $2.3 million. Cash used by financing activities was approximately $2.7 million. Cash Flow Analysis 19

Company Outlook 20

21 Continue to view 2013 as a year of investment and continued transition. Gross margin may experience headwinds from the Japanese Yen depreciation. Expect to achieve a degree of incremental improvement in overall financial performance compared to 2012 if Japanese Yen exchange rates remain the same as they are now and the Company continues to generate efficiencies from operations. Company Outlook Near-Term Outlook Longer-Term Outlook Anticipate profit from new TV over IP services to become major contributor by 2015. Overall gross margin of new TV over IP services is expected to exceed 50% by 2015.

Summary of Key Highlights 22

23 Summary of Key Highlights Achieved ongoing financial improvements in several key metrics. Healthy top line growth and strengthening gross margin. Improved overall efficiency, cutting operating expenses significantly. Generated positive operating cash flow and net income. Strengthened the overall business. Increased our sales footprint with new customer wins. Continue to develop our portfolio of market leading broadband products and to invest in the development of new services. We have an outlook of incremental improvement and excited about long - term prospects.

Investor Relations Contacts UTStarcom, Investor Relations Jane Zuo Tel: + 86-10-5638-3645 Email: jane.zuo@utstar.com FTI Consulting, Inc. May Shen (Beijing) Tel: +86-10-8591-1951 Email: May.Shen@fticonsulting.com Daniel DelRe (Hong Kong) Tel: +852-3768-4547 Email: Daniel.DelRe@fticonsulting.com Rob Dougherty (San Francisco) Tel: +1 415-293-4427 Email: Rob.Dougherty@fticonsulting.com 24